UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-40488

Molecular Partners AG
(Translation of registrant's name into English)

Wagistrasse 14
8952 Zurich-Schlieren
Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

EXPLANATORY NOTE

On October 22, 2024, Molecular Partners AG (the “Registrant”) issued two press releases (1) announcing the Registrant and Orano Med SAS’s (“Orano Med”) presentation of the latest preclinical data supporting MP0712 as a Radio-DARPin Therapeutic (“RDT”) at the European Association of Nuclear Medicine (“EANM”) Congress, a copy of which is furnished herewith as exhibit 99.1, and (2) announcing the execution of an amendment to that certain Research and Development Collaboration and Option Agreement, dated as of January 5, 2024, by and between the Registrant and Orano Med (the “Amendment”), as well as the Registrant’s preliminary cash and cash equivalents as of September 30, 2024, a copy of which is furnished herewith as exhibit 99.2. The summary of Amendment included in exhibit 99.2 is not complete and is qualified in its entirety by reference to the full text of the Amendment, a copy of which the Registrant expects to file no later than with its Annual Report on Form 20-F for the fiscal year ending December 31, 2024.

INCORPORATION BY REFERENCE

The information contained in exhibits 1.1, 99.1 and 99.2 to this Report on Form 6-K, excluding any quotes, website addresses or hyperlinks included in exhibits 99.1 and 99.2, shall be deemed to be incorporated by reference into the Registrant's Registration Statements on Form F-3 (File No. 333-265960) and Forms S-8 (File No. 333-272974 and File No. 333-280491) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit

1.1	Articles of Incorporation of the Registrant, as of April 17, 2024 (as currently in effect) (incorporated by reference to exhibit 4.1 to the Registrant’s Registration Statement on Form S-8 filed on June 26, 2024)
99.1	Press Release dated October 22, 2024
99.2	Press Release dated October 22, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Molecular Partners AG
(Registrant)

Date: October 22, 2024	/s/ PATRICK AMSTUTZ
Patrick Amstutz
Chief Executive Officer